BELLATORA, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

January 6, 2022

Mr. Benjamin Holt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Bellatora, Inc. Registration Statement on Form 10-12G Filed September 19, 2022 File No. 000-56478

Dear Mr. Holt:

Set forth below are the responses of Bellatora, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2023, with respect to the Company’s Registration Statement on Form 10 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text. Simultaneously, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 3”) which is referenced extensively in the comment responses.

Amendment No. 2 to Registration Statement on Form 10-12G filed December 22, 2022

Item 2. Financial Information

Plan of Operation, page 16

1.	Please revise the table to include actual Q3 operating expense amounts and updated Q4 projected amounts. Also, in the first sentence following the table, revise the amount of cash on hand to be $3,598 as of September 30, 2022.

RESPONSE: The table and the cash balance at September 30, 2022 have been updated as requested. In addition, the headings in the table have been updated to better describe the information in each column.

Results of Operations for the Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021, page 18

2.	Please revise to break out the material components of the $61,065 in general and administrative expenses incurred during the nine months ended September 30, 2022. In this regard, we note that general and administrative expenses increased by $52,790 from the six months ended June 30, 2022 to the nine months ended September 30, 2022. In addition, we note that general and administrative expenses for the year ended December 31, 2021 were $35,901. Please also revise, as appropriate, to the extent the increase in general and administrative expenses is a material event or uncertainty and to the extent management believes the increase indicates a trend. Refer to Item 303 of Regulation S- K.

RESPONSE: This section has been revised to include the material components of the general and administrative expenses, and to add commentary on the extent to which such expenses are representative of future periods.

Sincerely,

Erik S. Nelson

cc:           Robert J. Mottern, Esq.